                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                   The Source Information Management Company
                   -----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   836121209
                                --------------
                                (CUSIP Number)

                              Jonathan J. Ledecky
                          800 Connecticut Avenue, NW
                                  Suite 1111
                             Washington, DC 20006
                                (202) 261-6020
                                --------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 30, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 8 pages)

                                  SCHEDULE 13D


CUSIP No.   836121209                                          Page 2 of 8 Pages
--------------------------------------------------------------------------------

1                         NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Jonathan J. Ledecky

------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                          (a)
                          (b)   [X]


------------------------------------------------------------------------------
3                         SEC USE ONLY

------------------------------------------------------------------------------
4                         SOURCE OF FUNDS*

                          OO
------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO
                          ITEMS 2(d) or 2(e)
                          [_]
------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
------------------------------------------------------------------------------

                               7  SOLE VOTING POWER

       NUMBER OF                  0
                        ------------------------------------------------------
         SHARES                8  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  3,140,000
                        ------------------------------------------------------
          EACH                 9  SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   3,140,000
                        ------------------------------------------------------
          WITH                10  SHARED DISPOSITIVE POWER

                                  0
                        ------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON

                          3,140,000
------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*
                          [X]
------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.0%
------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON*

                          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   836121209                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------

          This Amendment No. 1 amends the schedule 13D filed on January 22, 1999 by Jonathan J. Ledecky ("Ledecky") relating to the common stock, par value $.01 per share (the "Common Stock") of The Source Information Management Company (the "Issuer" or the "Source"). Capitalized terms used herein without definition have the meaning set forth in Ledecky's prior Schedule 13D report.

Item 1  Security and Issuer

          This statement relates to the Common Stock of the Source. The address of the principal executive offices of the Source is 11644 Lilburn Park Road, St. Louis, Missouri, 63146.

Item 2  Identity and Background

          This statement is filed by Jonathan J. Ledecky ("Ledecky"), an individual. Ledecky's business address is 800 Connecticut Avenue, NW, Suite 1111, Washington, DC 20006. Ledecky's principal occupation is to make investments. Ledecky is a citizen of the United States of America.

          During the past five years, Ledecky (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ledecky was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          As described in this report, Ledecky and S. Leslie Flegel ("Flegel"), the Chairman and Chief Executive Officer of the Source, may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). Flegel's business address is c/o The Source, 11644 Lilburn Park Road, St. Louis, Missouri, 63146. Ledecky expressly disclaims that he has agreed to act as a group other than as described in this statement.

Item 3  Source and Amount of Funds or Other Consideration

          On January 7, 1999, Ledecky acquired 1,779,383 shares of Common Stock and 1,360,617 shares of Class A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), from the Source pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among the Source, an acquisition subsidiary of the Source, Ledecky and certain other stockholders of U.S. Marketing
Services, Inc. ("U.S. Marketing").   Pursuant to the Merger Agreement, U.S.
Marketing merged into a wholly owned subsidiary of the Source (the "Merger"). Under the Merger Agreement, each share of U.S. Marketing held by Ledecky was converted into the right to receive .3626 shares of Common Stock and .2772 shares of Preferred Stock. On March 30, 1999, Ledecky acquired an additional 1,360,617 shares of Common Stock when each outstanding share of Preferred Stock converted automatically into one share of Common Stock upon the approval of such conversion by the Source's stockholders.

CUSIP No.   836121209                                          Page 4 of 8 Pages
--------------------------------------------------------------------------------

          Also on January 7, 1999, Ledecky entered into a voting agreement (the "Voting Agreement") with Flegel whereby Ledecky agreed to vote the Common Stock held by him and issuable to him upon the conversion of the Preferred Stock held by him in the same manner as Flegel on matters pertaining to (1) the election of directors of the Source, (2) ratification of the Source's auditors, (3) the composition of the Source's senior management, (4) financing, (5) stock bonuses, options or incentive plans or programs for employees and consultants of the Source, and amendments thereto, (6) amendments to the Articles of Incorporation of the Source to increase the authorized capital of the Source, and (7) similar matters pertaining to the day-to-day operations of the Source. The Voting Agreement specifically excludes matters pertaining to fundamental changes in the Source, including but not limited to mergers, acquisitions requiring shareholder approval, tender offers, sales of all or substantially all of the Source's assets, changes in control of the Source, and the issuance of capital stock of the Source requiring shareholder approval. In connection with the Voting Agreement, Ledecky gave Flegel an irrevocable proxy to vote Ledecky's shares of Common Stock in accordance with the terms of the Voting Agreement. The Voting Agreement will terminate upon the earlier of (1) the second anniversary of the Voting Agreement, (2) Ledecky beneficially owning less than ten percent of the Source, or (3) the removal or resignation of Flegel from either of his positions as Chief Executive Officer or Chairman of the Board of the Source.

          As a result of the Voting Agreement, Ledecky and Flegel may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

          The Merger Agreement and the Voting Agreement are incorporated by reference as exhibits to this statement. The preceding summaries of the Merger Agreement and the Voting Agreement, and the summaries of certain other agreements in this statement, are not intended to be complete descriptions and are qualified in their entirety by reference to the detailed provisions of such agreements.

Item 4  Purpose of Transaction

          The information set forth in Item 3 is incorporated herein by reference.

          Pursuant to the Certificate of Designation of the Preferred Stock, each share of Preferred Stock automatically converted into one share of Common Stock upon the approval of the conversion by the holders of a majority of the outstanding shares of Common Stock (disregarding any shares of Common Stock held by Ledecky and the other former U.S. Marketing stockholders) on March 30, 1999.

          The Source, Ledecky and certain other shareholders have entered into a Registration Rights Agreement, dated as of January 7, 1999 (the "Registration Agreement") pursuant to which (1) the Source granted Ledecky and such other shareholders the right in certain circumstances to require the Source to register their shares of Common Stock for resale under the Securities Act of 1933 (the "Securities Act") and (2) Ledecky agreed not to sell any Common Stock without the consent of the Source prior to January 7, 2000, except under certain circumstances.

CUSIP No.   836121209                                          Page 5 of 8 Pages
--------------------------------------------------------------------------------

          Ledecky holds the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Source's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), and subject to certain arrangements described in this statement, Ledecky may from time to time acquire additional securities of the Source or dispose of all or a portion of its investment in the Source.

          Except as described in this statement, Ledecky presently has no plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

          (a) Ledecky is the beneficial owner of 3,140,000 shares of Common Stock, or approximately 23.0% of the Common Stock (assuming there are 13,641,580 shares of Common Stock outstanding) as of March 30, 1999.

          According to a definitive proxy statement filed by the Source on March 9, 1999, Flegel is the beneficial owner of 1,312,773 shares of Common Stock, or approximately 9.5% of the Common Stock (assuming there are 13,641,580 shares of Common Stock outstanding).

          The filing of this statement by Ledecky shall not be construed as an admission that Ledecky is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities beneficially owned by Flegel.

          (b) Ledecky and Flegel each have shared voting power over the 3,140,000 shares of Common Stock held by Ledecky. Ledecky has sole dispositive power over such shares.

          According to a definitive proxy statement filed by the Source on March 9, 1999, Flegel has sole dispositive power and voting power over 1,312,773 shares of Common Stock.

          (c) Except as otherwise set forth in this statement, Ledecky has not effected any transactions in the Common Stock during the past 60 days.

          (d) No person other than Ledecky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,140,000 shares of Common Stock beneficially owned by Ledecky.

          (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          As described in Item 3, Flegel and Ledecky are parties to a voting agreement with respect to the Common Stock. As described in Item 4, Ledecky is a party to a registration rights agreement with respect to the Common Stock.

CUSIP No.   836121209                                          Page 6 of 8 Pages
--------------------------------------------------------------------------------

          Ledecky has pledged the 3,140,000 shares of Common Stock and the Preferred Stock he holds to J.P. Morgan ("Pledgee") as collateral for a loan from Pledgee to Ledecky. The terms of the loan arrangements include standard default and similar provisions. Accordingly, under certain circumstances Pledgee may obtain voting power or investment power over these securities.

Item 7  Material to be Filed as Exhibits

 Exhibit                                      Description
---------  ----------------------------------------------------------------------------------
        1  Voting Agreement, dated as of January 7, 1999, by and between S.
           Leslie Flegel and Jonathan J. Ledecky.*
        2  Agreement and Plan of Merger, dated as of January 7, 1999, by and among The Source Information Management Company, Source-U.S.
           Marketing Services, Inc., U.S. Marketing Services, Inc., Jonathan J.
           Ledecky, James R. Gillis and Monte Weiner.*
        3  Conversion Voting Agreement, dated as of January 7, 1999, by and among the persons listed on Exhibit B thereto, Jonathan J. Ledecky,
           James R. Gillis and Monte Weiner.*
        4  Certificate of Designation of Series A Convertible Preferred Stock of
           The Source Information Management Company.*
        5  Registration Rights Agreement, dated as of January 7, 1999, by and among the Issuer, Ledecky, and certain other parties thereto.*

______________
*Incorporated by reference to the Schedule 13D filed by Flegel on January 20, 1999.

CUSIP No.   836121209                                          Page 7 of 8 Pages
--------------------------------------------------------------------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  March 31, 1999           By:  /s/ Jonathan J. Ledecky
                                      ---------------------------
                                      Jonathan J. Ledecky

CUSIP No.   836121209                                          Page 8 of 8 Pages
--------------------------------------------------------------------------------


                                 EXHIBIT INDEX
                                 -------------


 Exhibit                                      Description
---------  -------------------------------------------------------------------
        1  Voting Agreement, dated as of January 7, 1999, by and between S.
           Leslie Flegel and Jonathan J. Ledecky.*

        2 Agreement and Plan of Merger, dated as of January 7, 1999, by and among The Source Information Management Company, Source-U.S.
           Marketing Services, Inc., U.S. Marketing Services, Inc., Jonathan J.
           Ledecky, James R. Gillis and Monte Weiner.*

        3 Conversion Voting Agreement, dated as of January 7, 1999, by and among the persons listed on Exhibit B thereto, Jonathan J. Ledecky, James R. Gillis and Monte Weiner.*

        4  Certificate of Designation of Series A Convertible Preferred Stock of
           The Source Information Management Company.*

        5 Registration Rights Agreement, dated as of January 7, 1999, by and among the Issuer, Ledecky, and certain other parties thereto.*


________________
*Incorporated by reference to the Schedule 13D filed by Flegel on January 20, 1999.